UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

SMX (Security Matters) Public Limited Company (the “Company”) expects to hold an Extraordinary General Meeting of Shareholders (the “Meeting”) in the first week of December 2024, for purposes of seeking shareholder approval to consolidate a number of the Company’s ordinary shares, with a nominal value of US$0.165 per share (the “Ordinary Shares”), in the authorized but unissued and in the authorized and issued share capital of the Company, into one ordinary share with a corresponding adjustment to the nominal value per share. The ratio shall be determined by a majority vote of the Chief Executive Officer of the Company, the Chairman of the Board of the Company and the acting CFO of the Company; provided in no event shall the split ratio be a ratio that would result in the Ordinary Shares be less than US$2.50 or in excess of US$10.00 (when based on the closing price per Ordinary Share as of the record date of the Meeting).

The Company will file a further Report on Form 6-K, to furnish a:

(i)	Notice and Proxy Statement with respect to the Meeting, which will further describe the proposal to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	Proxy Card whereby holders of record of Ordinary Shares may vote at the Meeting without attending in person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 7, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer